**21st Street Properties, LLC**

**Financial Statements**

**For the Year Ended December 31, 2023**

## 21st Street Properties, LLC
## Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ....................................1

FINANCIAL STATEMENTS

Balance Sheet ............................................................................3

Statement of Operations ...............................................................4

Statement of Changes in Member's Equity ..........................................5

Statement of Cash Flows ...............................................................6

Notes to Financial Statements .........................................................7

SUPPLEMENTARY INFORMATION

Schedule of General and Administrative Expense ..................................11



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
21st Street Properties, LLC
Virginia Beach, Virginia

We have reviewed the accompanying financial statements of 21st Street Properties, LLC, which comprise the balance sheet as of December 31, 2023, and the related statement of operations, member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of 21st Street Properties, LLC and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

100 Bruton Court   •   Chesapeake, Virginia 23322   •   www.mossandassociatespc.com
(757) 410-9283   •   Toll Free 1 (800) 894-9634   •   Fax (757) 410-1866

**Supplementary Information**

The supplementary information included in the schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

*Moss + Associates, Pc*

Chesapeake, Virginia
July 22, 2024


**21st Street Properties, LLC**
**Balance Sheet**
**For the Year Ended December 31, 2023**
(unaudited)

ASSETS


| | |
|---|---:|
| Other Assets | |
|   Right-of-use assets | $ 2,124,151 |
|   Land holding fee | 50,000 |
|   Total Other Assets | 2,174,151 |
| | |
| TOTAL ASSETS | $ 2,174,151 |


LIABILITIES AND MEMBER'S EQUITY


| | |
|---|---:|
| Current Liabilities | |
|   Short-term lease liabilities | $ 381,148 |
| | |
| Long-term lease liabilities | 1,789,388 |
| | |
| Total Liabilities | 2,170,536 |
| | |
| Member's Equity | 3,615 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 2,174,151 |

**21st Street Properties, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2023**
(unaudited)

| | |
|---|---|
| General and Administrative Expense | $ 306,084 |
| Loss From Operations | (306,084) |
| Net Loss | $ (306,084) |

**21st Street Properties, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2023**
(unaudited)

| | | |
|---|---|---:|
| Member's Equity | | |
| Balance, beginning of year | $ | 2,549 |
| Net loss | | (306,084) |
| Member contributions | | 307,150 |
| Total Member's Equity | $ | 3,615 |

**21st Street Properties, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2023**
(unaudited)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net Loss | $ | (306,084) |
| Adjustments to reconcile net loss to net cash from operating activities: | | |
| Change in other asset - right-of-use asset | | 390,679 |
| Change in other asset - land holding fees | | (25,000) |
| Change in lease liabilities | | (366,745) |
| Total adjustments | | (1,066) |
| Net cash from operating activities | | (307,150) |
| | | |
| Cash flows from financing activities: | | |
| Member contributions | | 307,150 |
| Net cash from financing activities | | 307,150 |
| Net change in cash | | |
| Cash, beginning of period | | |
| Cash, end of period | | |

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business Activity

21st Street Properties, LLC is engaged in the ownership, management and development of real property. Currently the only project is located in Virginia and consists primarily of the development of a one-half city block area of real property located in the Oceanfront area of the City of Virginia Beach.

### Recently Adopted Authoritative Guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 replaced most existing accounting for lease guidance. ASU 2016-02 requires the Company to record a right-of-use asset and a lease liability for the Company's leases, including the Company's leases currently treated as operating leases. The Company adopted this standard beginning April 14, 2022, using the optional transition method. In addition, the Company elected practical expedients permitted under the transition guidance within the new standard, which, among other things, allows it to carry forward historical lease classifications.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

### Revenue and Cost Recognition

The Company has not earned any revenues or recorded any receivables in relation to the project currently on going in the City of Virginia Beach or any other project as of December 31, 2023.

### Contract Receivables

The Company has recorded no contract receivables as of December 31, 2023.

### Leases

The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to a party the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The lease term at the commencement date includes any renewal options or termination options when it is reasonably certain that the Company will exercise or will not exercise those options, respectively.

Leases (continued)

The Company recognizes a lease liability at the lease commencement date, discounted using the rate implicit in the lease or using the risk-free interest rate as a practical expedient when the implicit cannot be readily determined. A right-to-use lease asset is recognized based on the lease liability value adjusted for any prepaid lease payments, initial direct costs, or lease incentives.

Additionally, the Company has elected a number of practical expedients allowed under ASU 2016-02. The Company has elected to not separate lease and nonlease components for all asset classes. Further, any leases with an initial term of 12 months or less are not recorded on the balance sheet but recognized as lease expense on a straight-line basis over the lease term. See Note 3 for more information on the Company's leases.

Income Taxes

The Company is organized as a limited liability company, taxed as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not pay federal and state income taxes and has not provided for them. All items of income and expense are passed through to the members and included in their individual income tax returns.

Advertising

Advertising costs are expensed as incurred. The Company incurred no advertising expense as of December 31, 2023.

Subsequent Events

Subsequent events have been evaluated through July 22, 2024, which is the date the financial statements were available to be issued

2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. During the year the Company earned no revenues from customers and egaged in no contracts. The Company received 100% of it's cash from capital contributions made by members as of December 31, 2023.

The Company maintains cash balances at a financial institution in Hampton Roads, Virginia. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured balances as of December 31, 2023.

## 3. LEASES

The Company leases a one-half city block located at the Oceanfront in the City of Virginia with initial terms 99+ years with an option to renew annually. The exercise of lease renewal options is at management's discretion.

If it is reasonably certain the options will be exercised, the periods covered by such options are included in the lease term and are recognized as part of the right-of-use asset and lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. There are no significant leases that have not yet commenced but create significant rights and obligations for the Company.

The Company's lease requires common area maintenance fees and payment of real estate taxes and insurance, in addition to rent. Maintenance, real estate taxes and insurance are generally variable and based on actual costs incurred by the lessor. Such variable payments that do not depend on an index or rate are generally not included in the consideration of the contract when determining the right-of-use asset and lease liability but are recognized as incurred.

Rent expense associated with leases is recognized in the consolidated statement of operations as follows:

| Year Ending December 31, 2023 | Classification | | |
|---|---|---|---|
| Fixed rent expense | General and administrative expenses | $ | 256,434 |
| Total Lease Cost | | $ | 256,434 |

As of December 31, 2023, the weighted-average remaining lease term for all operating leases is 99 years.

The future minimum lease payments for these leases are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2024 | $ | 414,120 |
| 2025 | | 422,402 |
| 2026 | | 430,850 |
| 2027 | | 439,468 |
| 2028 | | 448,257 |
| Thereafter | | 112,616 |
| Total lease payments | | 2,267,713 |
| Less imputed interest | | (97,177) |
| Total lease liabilities | | 2,170,536 |
| Less current portion | | (381,148) |
| Total long-term lease liabilities | $ | 1,789,388 |

# SUPPLEMENTARY INFORMATION

**21st Street Properties, LLC**
**Schedule of General and Administrative Expense**
**For the Year Ended December 31, 2023**

| | | |
|---|---|---|
| Licenses and taxes | $ | 27,900 |
| Rents | | 256,434 |
| Professional fees | | 18,000 |
| Utililties | | 3,750 |
| Total General and Administrative Expense | $ | 306,084 |

**21st Street Properties, LLC**

**Financial Statements**

**For the Year Ended December 31, 2022**

**21st Street Properties, LLC**
**Table of Contents**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ......................................1

FINANCIAL STATEMENTS

Balance Sheet ..............................................................................3

Statement of Operations ................................................................4

Statement of Changes in Member's Equity ........................................5

Statement of Cash Flows ...............................................................6

Notes to Financial Statements ........................................................7

SUPPLEMENTARY INFORMATION

Schedule of General and Administrative Expense ..............................11



CPA℠
America Counts on CPAs.℠

# MOSS & ASSOCIATES, PC
Certified Public Accountants & Consultants

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
21st Street Properties, LLC
Virginia Beach, Virginia

We have reviewed the accompanying financial statements of 21st Street Properties, LLC, which comprise the balance sheet as of December 31, 2022, and the related statement of operations, member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of 21st Street Properties, LLC and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

100 Bruton Court • Chesapeake, Virginia 23322 • www.mossandassociatespc.com
(757) 410-9283 • Toll Free 1 (800) 894-9634 • Fax (757) 410-1866

**Supplementary Information**
The supplementary information included in the schedules is presented for purposes of additional analysis
and is not a required part of the basic financial statements. Such information is the responsibility of
management and was derived from, and relates directly to, the underlying accounting and other records
used to prepare the financial statements. The supplementary information has been subjected to the
review procedures applied in our review of the basic financial statements.  We are not aware of any
material modifications that should be made to the supplementary information.  We have not audited the
supplementary information and do not express an opinion on such information.

*Moss & Associates, PC*

Chesapeake, Virginia
July 22, 2024

# 21st Street Properties, LLC
## Balance Sheet
## For the Year Ended December 31, 2022
(unaudited)

### ASSETS

| | |
|---|---:|
| **Other Assets** | |
| Right-of-use assets | $ 2,514,830 |
| Land holding fee | 25,000 |
| Total Other Assets | 2,539,830 |
| | |
| TOTAL ASSETS | $ 2,539,830 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| **Current Liabilities** | |
| Short-term lease liabilities | $ 366,745 |
| | |
| Long-term lease liabilities | 2,170,536 |
| | |
| Total Liabilities | 2,537,281 |
| | |
| Member's Equity | 2,549 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 2,539,830 |


**21st Street Properties, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2022**
(unaudited)


| | | |
|---|---|---|
| General and Administrative Expense | $ | 301,601 |
| | | |
| Loss From Operations | | (301,601) |
| | | |
| Net Loss | $ | (301,601) |

**21st Street Properties, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2022**
(unaudited)

| | | |
|---|---|---:|
| Member's Equity | | |
| Net loss | $ | (301,601) |
| Member contributions | | 304,150 |
| Total Member's Equity | $ | 2,549 |

**21st Street Properties, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2022**
(unaudited)

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net Loss | $ (301,601) |
| Adjustments to reconcile net loss to net cash from operating activities: | |
| Change in other asset - right-of-use asset | (2,514,830) |
| Change in other asset - land holding fees | (25,000) |
| Change in lease liabilities | 2,537,281 |
| Total adjustments | (2,549) |
| Net cash from operating activities | (304,150) |
| | |
| Cash flows from financing activities: | |
| Member contributions | 304,150 |
| Net cash from financing activities | 304,150 |
| Net change in cash | |
| Cash, beginning of period | |
| Cash, end of period | |

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business Activity

21st Street Properties, LLC is engaged in the ownership, management and development of real property. Currently the only project is located in Virginia and consists primarily of the development of a one-half city block area of real property located in the Oceanfront area of the City of Virginia Beach.

### Recently Adopted Authoritative Guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 replaced most existing accounting for lease guidance. ASU 2016-02 requires the Company to record a right-of-use asset and a lease liability for the Company's leases, including the Company's leases currently treated as operating leases. The Company adopted this standard beginning April 14, 2022, using the optional transition method. In addition, the Company elected practical expedients permitted under the transition guidance within the new standard, which, among other things, allows it to carry forward historical lease classifications.

At the adoption date, the Company recorded a right-of-use asset of $2,771,913 and a lease liability of $2,774,407 in the balance sheet. No adjustment was made to retained equity as a result of adoption.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

### Revenue and Cost Recognition

The Company has not earned any revenues or recorded any receivables in relation to the project currently on going in the City of Virginia Beach or any other project as of December 31, 2022.

### Contract Receivables

The Company has recorded no contract receivables as of December 31, 2022.

Leases

The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to a party the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The lease term at the commencement date includes any renewal options or termination options when it is reasonably certain that the Company will exercise or will not exercise those options, respectively. The Company recognizes a lease liability at the lease commencement date, discounted using the rate implicit in the lease or using the risk-free interest rate as a practical expedient when the implicit cannot be readily determined. A right-to-use lease asset is recognized based on the lease liability value adjusted for any prepaid lease payments, initial direct costs, or lease incentives.

Additionally, the Company has elected a number of practical expedients allowed under ASU 2016-02. The Company has elected to not separate lease and nonlease components for all asset classes. Further, any leases with an initial term of 12 months or less are not recorded on the balance sheet but recognized as lease expense on a straight-line basis over the lease term. See Note 3 for more information on the Company's leases.

Income Taxes

The Company is organized as a limited liability company, taxed as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not pay federal and state income taxes and has not provided for them. All items of income and expense are passed through to the members and included in their individual income tax returns.

Advertising

Advertising costs are expensed as incurred. The Company incurred no advertising expense as of December 31, 2022.

Subsequent Events

Subsequent events have been evaluated through July 22, 2024, which is the date the financial statements were available to be issued

2. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. During the year the Company earned no revenues from customers and egaged in no contracts. The Company received 100% of it's cash from capital contributions made by members as of December 31, 2022.

The Company maintains cash balances at a financial institution in Hampton Roads, Virginia. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had no uninsured balances as of December 31, 2022.

3. LEASES

The Company leases a one-half city block located at the Oceanfront in the City of Virginia with initial terms 99+ years with an option to renew annually. The exercise of lease renewal options is at management's discretion.

If it is reasonably certain the options will be exercised, the periods covered by such options are included in the lease term and are recognized as part of the right-of-use asset and lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. There are no significant leases that have not yet commenced but create significant rights and obligations for the Company.

The Company's lease requires common area maintenance fees and payment of real estate taxes and insurance, in addition to rent. Maintenance, real estate taxes and insurance are generally variable and based on actual costs incurred by the lessor. Such variable payments that do not depend on an index or rate are generally not included in the consideration of the contract when determining the right-of-use asset and lease liability but are recognized as incurred.

Rent expense associated with leases is recognized in the consolidated statement of operations as follows:

| Year Ending December 31, 2022 | Classification | |
|---|---|---|
| Fixed rent expense | General and administrative expenses | $ 254,951 |
| Total Lease Cost | | $ 254,951 |

As of December 31, 2022, the weighted-average remaining lease term for all operating leases is 99 years.

The future minimum lease payments for these leases are as follows:

| Year Ending December 31, | |
|---|---|
| 2023 | $ 406,000 |
| 2024 | 414,120 |
| 2025 | 422,402 |
| 2026 | 430,850 |
| 2027 | 439,468 |
| Thereafter | 560,873 |
| Total lease payments | 2,673,713 |
| Less imputed interest | (136,432) |
| Total lease liabilities | 2,537,281 |
| Less current portion | (366,745) |
| Total long-term lease liabilities | $ 2,170,536 |

**SUPPLEMENTARY INFORMATION**

## 21st Street Properties, LLC
## Schedule of General and Administrative Expense
## For the Year Ended December 31, 2022

| | | |
|---|---|---:|
| Licenses and taxes | $ | 27,900 |
| Rents | | 254,951 |
| Professional fees | | 15,000 |
| Utililties | | 3,750 |
| Total General and Administrative Expense | $ | 301,601 |